UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PVH CORP.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

718592 10 8

(CUSIP Number)

Ryerson Symons, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Tommy Hilfiger Holding S.à.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Nova Liquidator Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax US VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Europe VI-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Europe VI-1, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax US VII GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax US VII GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Europe VI GP L.P. Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Europe VI GP Co. Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Partners Europe Managers Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. John F. Megrue
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D relates to the Common Stock, $1.00 par value per share (the “Common Stock”), of PVH Corp. (formerly known as Phillips-Van Heusen Corporation), a Delaware corporation (the “Issuer”), and amends and supplements certain information disclosed in the initial statement on Schedule 13D, dated May 17, 2010, by the Reporting Persons, as amended and supplemental by Amendment No. 1, dated May 5, 2011 (together, the “Schedule 13D”). The principal executive offices of the Issuer are located at 200 Madison Avenue, New York, New York 10016. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows

As of the close of business on December 20, 2011, the Reporting Persons do not beneficially own any Common Stock.

Item 5(c) is hereby amended and restated to read as follows:

Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

Item 5(d) is hereby amended and restated to read as follows:

To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 5(e) is hereby amended and restated to read as follows:

As of December 20, 2011, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 21, 2011

TOMMY HILFIGER HOLDING S.À.R.L.

By:	Nova Liquidator LTD

By:	/s/ M. Alain Steichen
Name:	M. Alain Steichen
Title:	Authorized Signatory

NOVA LIQUIDATOR LTD

By:	/s/ M. Alain Steichen
Name:	M. Alain Steichen
Title:	Authorized Signatory

APAX WW NOMINEES LTD., AS NOMINEE FOR APAX EUROPE VI - A, L.P. AND APAX EUROPE VI - 1, L.P.

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Director

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Director

FOR AND ON BEHALF OF APAX PARTNERS EUROPE MANAGERS LTD, AS MANAGER OF APAX EUROPE VI - A, L.P.

By:	/s/ Nico Hansen
Name:	Nico Hansen
Title:	Director

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Director

FOR AND ON BEHALF OF APAX PARTNERS

EUROPE MANAGERS LTD, AS MANAGER OF

APAX EUROPE VI - 1, L.P.

By:	/s/ Nico Hansen

Name:	Nico Hansen
Title:	Director

By:	/s/ Martin Halusa

Name:	Martin Halusa
Title:	Director

APAX EUROPE VI GP L.P. INC.

By: APAX EUROPE VI GP CO. LIMITED, its general partner

By:	/s/ Denise Fallaize

Name:	Denise Fallaize
Title:	Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Denise Fallaize

Name:	Denise Fallaize
Title:	Director

APAX PARTNERS EUROPE MANAGERS LTD

By:	/s/ Nico Hansen

Name:	Nico Hansen
Title:	Director

By:	/s/ Martin Halusa

Name:	Martin Halusa
Title:	Director

APAX US VII, L.P.

By: APAX US VII GP, L.P., its general partner

By: APAX US VII GP, LTD., its general partner

By:	/s/ John Megrue

Name:	John Megrue
Title:	CEO

APAX US VII GP, L.P.

By:	APAX US VII GP, LTD., its general partner

By:	/s/ John Megrue
Name:	John Megrue
Title:	CEO

APAX US VII GP, LTD.

By:	/s/ John Megrue
Name:	John Megrue
Title:	CEO

JOHN F. MEGRUE

By:	/s/ John Megrue

Schedule A

Transactions in the Common Stock During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price per share ($)	Date of Purchase/Sale

	Tommy Hilfiger Holding S.a.r.l.

(4,422,322)	$65.70	12/20/11

	Nova Liquidator Ltd

	None.

	Apax US VII, L.P.

	None.

	Apax Europe VI-A, L.P.

	None.

	Apax Europe VI-1, L.P.

	None.

	Apax US VII GP, L.P.

	None.

	Apax US VII, GP, Ltd

	None.

	Apax Europe VI GP L.P. Inc.

	None.

	Apax Europe VI GP Co. Limited

	None.

	Apax Partners Europe Managers Ltd

	None.

	John F. Megrue

	None.